U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

#1205 Tower B, Haidian Cultural and Arts Building

Jia 28 Zhongguancun St. Haidian District, Beijing 100086

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On August 1, 2014, Tri-Tech (Beijing) Co., Ltd., a Chinese subsidiary (“TTB”) of Tri-Tech Holding Inc., entered into the Xushui Dawangdian Waste Water Processing Factory Project Agreement (the “Agreement”) with Beijing Liyuanshida Technology Co., Ltd., a company incorporated under the laws of China (“Liyuanshida”) in order to arrange the payment of the Xushui Dawangdian Waste Water Processing Factory Project (the “Project”) and the ownership in Xushui Tri-Tech Sheng Tong Investment Co., Ltd. (“Xushui”). Upon another approval from the Board of the Registrant on May 13, 2015, the aforesaid two parties entered in to an Amendment to the Agreement revising certain terms (the “Amendment”) on May 5, 2015.

According to the Agreement, TTB will sell the Project and the ownership in Xushui valued at RMB 80,419,480.56 to Liyuanshida. After offsetting TTB’s existing debt of RMB 51,519,480.56 to Liyuanshida, Liyuanshida will make a payment of RMB 28,900,000 to TTB, of which RMB 10,000,000 will be due in December 2014, and RMB 18,900,000 will be due in June 2015. The Agreement further agreed that Liyuanshida could have a 5% discount of the payment due on December 2014 if it repays this part on time, and a 12% discount of the payment due in June 2015 if it repays this part on time. They also agreed that after Liyuanshida makes the full payment, TTB will transfer 100% of the equity it is holding in Xushui, which is 98% of Xushui’s equity held by TTB and 2% held by an affiliate of TTB, to Liyuanshida within 15 days.

Based on the fact that Liyuanshida paid only RMB 4,500,000 in 2014, the two parties entered into an Amendment to the Agreement. According to the Amendment, Liyuanshida should pay RMB 19,132,000 to TTB on or before May 15, 2015. After deducting the already paid amount of RMB 4,500,000, and the discount on the payment originally due in June 2015, which is RMB 2,268,000, Liyuanshida will pay the rest of the payment, which is a total of RMB 3,000,000, on or before June 30, 2016. The Amendment also agreed on the term that once Liyuanshida makes the payment of RMB 19,132,000 to TTB, the two parties will start the process of the equity transfer mentioned in the Agreement, and the new shareholders shall pledge the aforesaid equity to TTB until Liyuanshida makes the full payment.

As of May 19 2015, Liyuanshida has paid RMB 19,132,000 to TTB, which triggered the process of the transfer of equity TTB holding in Xushui to Liyuanshida and the pledge of the aforesaid equity upon the transfer. By the time TTB finishes the process of equity transfer on or around the end of June 2015, it will hold 0% of the equity of Xushui while Liyuanshida will hold 100%of the equity.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRI-TECH HOLDING INC.

By:	/s/ Warren Zhao
Name: Warren Zhao Its: Chief Executive Officer

Dated: June 26, 2015